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J. Neil McMurdie Senior Counsel (860) 580-2824 Fax: (860) 580-4844 Neil.McMurdie@us.ing.com

July 1, 2013 Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Attention: Filing Desk

Re:	ING Life Insurance and Annuity Company and its Variable Annuity Account B
Post-Effective Amendment No. 8 to Registration Statement on Form N-4
Prospectus Title: ING express Retirement Variable Annuity
File Nos. 333-167182 and 811-02512

Ladies and Gentlemen:

Variable Annuity Account B of ING Life Insurance and Annuity Company, Registrant, and Directed
Services LLC, as principal Underwriter, hereby request acceleration of the above Registration Statement to July 3, 2013, in accordance with Rule 461 of the Securities Act of 1933.

In support of this request, we acknowledge that:

· Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
· The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (860) 580-2824.

Very truly yours,

/s/ J. Neil McMurdie
J. Neil McMurdie
Senior Counsel

One Orange Way	ING North America Insurance Corporation
Windsor, CT 06095